Exhibit 99.1

ONCOSCIENCE AG, THE  EUROPEAN PARTNER  OF YM BIOSCIENCES,
ANNOUNCES COMPLETION OF PATIENT ENROLLMENT IN PHASE III
BRAIN CANCER TRIAL OF NIMOTUZUMAB

MISSISSAUGA, Canada - August 15, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that Oncoscience AG (Wedel, Germany), its European partner for the development of the humanized EGFR-targeting monoclonal antibody, nimotuzumab, has recruited the 40th and final patient in its international phase III trial combining nimotuzumab with radiation for the treatment of children and adolescents suffering from diffuse intrinsic pontine glioma (DIPG). DIPG is an inoperable form of brain cancer for which treatment options are severely limited.  The Phase III trial is being conducted by an international group of paediatric oncologists under the lead of principal investigator Professor Udo Bode at the University of Bonn, Germany. The primary end-point of the trial is progression-free survival with overall survival as a secondary endpoint. Nimotuzumab has been designated an Orphan Drug by the EMEA.

“Oncoscience AG is moving to complete this DIPG trial, one in a series that, if successful, will be an important component of our nimotuzumab regulatory strategy,“ said David Allan, Chairman and CEO of YM BioSciences.  “YM has received clearance for a Canadian Phase II trial in children with recurrent DIPG for which the principal investigatory site is the Hospital for Sick Children in Toronto, an internationally recognized Centre of Excellence in paediatric medicine.”

Positive European data from a completed second line 47-patient Phase II nimotuzumab monotherapy trial in recurrent pediatric glioma were most recently summarized in an oral presentation at ASCO 2007.  The clinical benefit rate of 38% after 8 weeks, including partial responses and stable disease, for patients with recurrent DIPG in this study represents a unique observation in these end-stage patients and has generated considerable interest.

More than half of the high-grade brain cancers or gliomas over-express epidermal growth factor receptor (EGFR) and for the most advanced brain cancers, glioblastoma multiforme (GBM), the level of expression is even higher.  A study involving 29 adults with newly diagnosed high-grade gliomas, including both anaplastic astrocytomas (AA) and GBM, who were treated with surgery, external beam radiotherapy and nimotuzumab showed that the treatment was well tolerated, the median survival time was 17.5 months for the GBM patients, and has not yet been reached for the AA patients.

Nimotuzumab

Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR). To date nimotuzumab has been administered to approximately 900 patients in more than a dozen clinical trials and on a compassionate basis.  It has been approved in several countries and is being provided on a compassionate basis in certain countries including Canada, Germany, Australia and Japan. The drug continues to demonstrate a significantly more benign side-effect profile compared to all the other EGFR-targeting antibodies and small molecules targeting the EGF tyrosine kinase signalling pathway. The absence of any cases of severe rash to date and the very rare instances of any of the other debilitating side effects holds the prospect for nimotuzumab to become best-in-class for this important family of EGFR-targeting agents.

Nimotuzumab global development programs

Nimotuzumab is licensed to YM’s majority-owned Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB, S.A., the corporation representing the Centre for Molecular Immunology, which was responsible for the discovery and early development of this unique molecule. Nimotuzumab has been sub-licensed by CIMYM to Daiichi Sankyo Co., Ltd for Japan, Oncoscience AG in Europe, Kuhnil Pharmaceutical Co. in South Korea and Innogene Kalbiotech in Southeast Asia.

In the territories for which YM has licensed nimotuzumab, the drug is currently in varying stages of development in colorectal cancer, adult and pediatric glioma, non-small-cell lung cancer and pancreatic cancer and YM expects that the range of indications will continue to broaden in 2008 as the group’s cooperative efforts expands.

In countries outside of YM’s territories, nimotuzumab is in development by seven licensees and is already approved for treatment of cancers of the head and neck in a number of those including India, China, Cuba, Argentina and Columbia

YM anticipates that the licensees will increasingly participate cooperatively to accelerate the rate of recruitment into trials of common interest, thereby reducing the costs of development for each participant, and shortening the time to completion of trials.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
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Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com